Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-198948

Prospectus Supplement No. 2 to Prospectus dated December 4, 2014

Wells Fargo Real Estate Investment Corporation
11,000,000 Shares
6.375% Cumulative Perpetual Preferred Stock, Series A
(Liquidation Preference $25 Per Share)

This prospectus supplement to the prospectus dated December 4, 2014 (the “prospectus”) relates to market‑making transactions in the Series A preferred stock that was originally issued on December 11, 2014 in an underwritten public offering.
On August 6, 2015, Wells Fargo Real Estate Investment Corporation (“WFREIC”) filed its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (the “Quarterly Report”) with the Securities and Exchange Commission (the “SEC”).
The Quarterly Report is attached to, and is a part of, this prospectus supplement and contains certain updated information concerning Wells Fargo Real Estate Investment Corporation. This prospectus supplement supplements and amends the prospectus to the extent of the updated information, including financial information of Wells Fargo Real Estate Investment Corporation as of June 30, 2015, set forth in the Quarterly Report, where applicable. You should read this prospectus supplement in conjunction with the prospectus, including any additional supplements or amendments thereto, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any additional supplements or amendments thereto.
The Series A preferred stock is listed on the New York Stock Exchange under the symbol “WFE Pr A”. The last reported sale price of the Series A preferred stock on August 5, 2015 was $26.18.

Investing in the Series A preferred stock involves risks. See “Risk Factors” beginning on page 38 of WFREIC’s Annual Report on Form 10-K for the year ended December 31, 2014 attached to the prospectus supplement dated March 18, 2015 and “Risk Factors - Risks Relating to the Terms of the Series A Preferred Stock” on page 16 of the prospectus dated December 4, 2014 for a description of certain risk factors that you should consider before investing in our Series A preferred stock.
The Series A preferred stock solely represents an interest in us and is not the obligation of, or guaranteed by, any other entity, including Wells Fargo & Company and Wells Fargo Bank, National Association. Shares of the Series A preferred stock are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Wells Fargo Securities or any other affiliate of Wells Fargo Real Estate Investment Corporation may use this prospectus supplement and the prospectus in connection with offers and sales of the Series A preferred stock in market-making transactions, including block positioning and block trades, and unless such affiliate informs the purchaser otherwise in the confirmation of the sale, this prospectus supplement and the prospectus are being used by such affiliate in a market-making transaction. Such market‑making transactions will be made at negotiated prices related to prevailing market prices at the time of sale. Such broker-dealer affiliates may receive compensation in the form of discounts and commissions from such market-making transactions. Wells Fargo Real Estate Investment Corporation will not receive any proceeds from such market‑making transactions.

Prospectus Supplement dated August 6, 2015

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q
(Mark One)
☑ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2015
or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-36768
Wells Fargo Real Estate Investment Corporation
(Exact name of registrant as specified in its charter)

Delaware	56-1986428
(State of incorporation)	(I.R.S. Employer Identification No.)
90 South 7th Street, 13th Floor
Minneapolis, Minnesota 55402
(Address of principal executive offices)
(Zip Code)

(855) 825-1437
(Registrant’s telephone number, including area code)

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑ Smaller reporting company ☐
(Do not check if a smaller                                                       reporting company.)

Indicate by check mark whether the registrant is a shell company (defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

APPLICABLE ONLY TO CORPORATE ISSUERS:

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

As of July 31, 2015, there were 12,900,000 shares of the registrant’s common stock outstanding.

FORM 10-Q
CROSS-REFERENCE INDEX

PART I - FINANCIAL INFORMATION
FINANCIAL REVIEW

Summary Financial Data
				% Change
	Quarter ended			June 30, 2015 from		Six months ended
($ in thousands, except per share data)	June 30, 2015	March 31, 2015	June 30, 2014	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014	% Change
For the period
Net income	$158,900	148,712	145,521	7%	9	$307,612	317,497	(3)%
Net income applicable to common stock	154,503	144,315	145,507	7	6	298,818	317,469	(6)
Diluted earnings per common share (1)	11.98	11.18	11.28	7	6	23.16	24.61	(6)
Profitability ratios
Return on average assets	4.92%	4.75	4.65	4	6	4.84%	5.05	(4)
Return on average stockholders’ equity	5.15	4.85	4.82	6	7	5.00	5.28	(5)
Average stockholders’ equity to assets	95.53	97.97	96.41	(2)	(1)	96.73	95.66	1
Common dividend payout ratio (2)	90.57	97.01	96.19	(7)	(6)	93.70	92.93	1
Dividend coverage ratio (3)	3,571	3,495	N/A	2	N/A	3,571	N/A	N/A
Total revenue	$169,274	165,900	171,209	2	(1)	$335,174	347,320	(3)
Average loans	12,502,729	12,635,279	12,527,742	(1)	—	12,568,638	12,670,883	(1)
Average assets	12,964,593	12,689,390	12,552,375	2	3	12,827,752	12,670,331	1
Net interest margin	5.22%	5.28	5.44	(1)	(4)	5.25%	5.49	(4)
Net loan charge-offs	$7,152	10,288	14,359	(30)	(50)	$17,440	37,703	(54)
As a percentage of average total loans (annualized)	0.23%	0.33	0.46	(30)	(50)	0.28%	0.60	(53)
At period end
Loans, net of unearned income	$13,129,852	12,266,355	12,721,293	7	3	$13,129,852	12,721,293	3
Allowance for loan losses	163,881	176,473	211,809	(7)	(23)	163,881	211,809	(23)
As a percentage of total loans	1.25%	1.44	1.66	(13)	(25)	1.25%	1.66	(25)
Assets	$13,085,290	12,364,626	12,645,215	6	3	$13,085,290	12,645,215	3
Total stockholders’ equity	12,375,335	12,360,832	12,079,100	—	2	12,375,335	12,079,100	2
Total nonaccrual loans and foreclosed assets	310,685	314,551	354,141	(1)	(12)	310,685	354,141	(12)
As a percentage of total loans	2.37%	2.56	2.78	(7)	(15)	2.37%	2.78	(15)
Loans 90 days or more past due and still accruing (4)	$9,111	9,209	13,238	(1)	(31)	$9,111	13,238	(31)

(1)
All common share and per share disclosures reflect the 20,000-for-one stock split of the common shares effected in the form of a stock dividend of 19,999 common shares issued for each common share outstanding, paid on June 1, 2015.

(2)	Dividend declared per common share as a percentage of earnings per common share.

(3)
The dividend coverage ratio, expressed as a percentage, is calculated by dividing the four prior fiscal quarters' funds from operations (defined as GAAP net income, excluding gains (or losses) from sales of property) by the amount that would be required to pay annual dividends on the Series A and Series B preferred stock. The certificate of designation for the Series A preferred stock limits, among other matters, our ability to pay dividends on our common stock or make any payment of interest or principal on our line of credit with the Bank if the dividend coverage ratio for the four prior fiscal quarters is less than 150%.

(4)
The carrying value of purchased credit-impaired (PCI) loans contractually 90 days or more past due is excluded. These PCI loans are considered to be accruing because they continue to earn interest from accretable yield, independent of performance in accordance with their contractual terms.

This Quarterly Report on Form 10-Q, for the quarter ended June 30, 2015 (this Report), including the Financial Statements and related Notes, contains forward-looking statements, which may include forecasts of our financial results and condition, expectations for our operations and business, and our assumptions for those forecasts and expectations. Do not unduly rely on forward-looking statements. Actual results may differ materially from our forecasts and expectations due to several factors. Factors that could cause our results to differ materially from our forward looking statements are discussed in this Report, including in the “Forward-Looking Statements” and “Risk Factors” sections in this Report. Some of these factors are also described in the Financial Statements and related Notes. For a discussion of other important factors, refer to the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2014 (2014 Form 10-K), filed with the Securities and Exchange Commission (SEC) and available on the SEC’s website at www.sec.gov and on Wells Fargo’s website, www.wellsfargo.com/invest_relations.

“WFREIC,” the “Company,” “we,” “our,” and “us” refer to Wells Fargo Real Estate Investment Corporation, and where relevant, Wells Fargo Bank, National Association, acting on our behalf; “WPFC” refers to Wachovia Preferred Funding Corp.; the “Bank” refers to Wells Fargo Bank, National Association; and “Wells Fargo” refers to Wells Fargo & Company.

Financial Review

OVERVIEW

The Company is engaged in acquiring, holding and managing predominantly domestic mortgage assets and other authorized investments that generate net income for distribution to our shareholders. We are classified as a real estate investment trust (REIT) for federal income tax purposes.
We are a direct subsidiary of WPFC and an indirect subsidiary of Wells Fargo and the Bank.
As of June 30, 2015, we had $13.1 billion in assets, consisting substantially of real estate loan participation interests (loans). Substantially all of our interests in mortgage and other assets have been acquired from the Bank pursuant to loan participation and servicing and assignment agreements among the Bank, certain of its subsidiaries and us. The Bank originated the loans, purchased them from other financial institutions or acquired them as part of the acquisition of other financial institutions. Substantially all of our loans are serviced by the Bank.

REIT Tax Status
For the tax year ended December 31, 2014, we complied with the relevant provisions of the Code to be taxed as a REIT. These provisions for qualifying as a REIT for federal income tax purposes are complex, involving many requirements, including among others, distributing at least 90% of our REIT taxable income to shareholders and satisfying certain asset, income and stock ownership tests. To the extent we meet those provisions, we will not be subject to federal income tax on net income. We believe that we continue to satisfy each of these requirements and therefore continue to qualify as a REIT. We continue to monitor each of these complex tests.
In the event we do not continue to qualify as a REIT, earnings and cash provided by operating activities available for distribution to shareholders would be reduced by the amount of any applicable income tax obligation. Given the level of earning assets, we currently expect there would be sufficient earnings and ample cash to pay preferred dividends. The preferred and common dividends we pay as a REIT are ordinary investment income not eligible for the dividends-received deduction for corporate shareholders or for the favorable qualified dividend tax rate applicable to non-corporate taxpayers. If we were not a REIT, preferred and common dividends we pay generally would qualify for the dividends received deduction for corporate shareholders and the favorable qualified dividend tax rate applicable to non-corporate taxpayers.

Financial Performance
We earned net income of $158.9 million in second quarter 2015, or $11.98 diluted earnings per common share, compared with $145.5 million in second quarter 2014, or $11.28 diluted earnings per common share. The increase in second quarter 2015 was primarily attributable to a reversal of provision for credit losses compared with provision for credit losses a year ago on improved credit performance, partially offset by a decrease in net interest income. For the first half of 2015, our net income was $307.6 million, or $23.16 diluted earnings per common share, compared with $317.5 million, or $24.61 diluted earnings per common share a year ago. The decrease in net income in the first half of 2015 was primarily attributable to lower net interest income, partially offset by a reversal of provision for credit losses compared with provision for credit losses a year ago.

Loans
Total loans were $13.1 billion at June 30, 2015, compared with $12.9 billion at December 31, 2014. Net loans represented approximately 99% of assets at both June 30, 2015 and December 31, 2014.
Credit quality, as measured by net charge-off rates, nonaccruals and delinquencies, continued to improve during second quarter 2015 reflecting the benefit of an improving economy and improving housing market. Net charge-offs were $7.2 million and $17.4 million for the second quarter and first half of 2015 (0.23% and 0.28%, respectively, of average loans), compared with $14.4 million and $37.7 million in the second quarter and first half of 2014 (0.46% and 0.60%, respectively, of average loans). Nonaccrual loans were $308.1 million at June 30, 2015, compared with $321.4 million at December 31, 2014. Loans 90 days or more past due and still accruing were $9.1 million at June 30, 2015, compared with $10.3 million at December 31, 2014.

Our reversal of provision for credit losses reflected a release from the allowance for credit losses (the amount by which net charge-offs exceeded our provision for credit losses) of $11.4 million in second quarter 2015, compared with an allowance build of $512 thousand a year ago. For the first half of 2015, we released $18.3 million from the allowance, which was $11.4 million less than what we released a year ago. The lower level of provision in the second quarter and first half of 2015 primarily reflected levels of improved portfolio performance, reflecting continued home price appreciation. Future allowance levels may increase or decrease based on a variety of factors, including loan portfolio composition, size and performance, and the general economic environment, including housing market conditions. See the “Risk Management — Credit Risk Management” section in this Report for more information.
We may pledge our loans in an aggregate amount not exceeding 80% of our total assets at any time as collateral on behalf of the Bank for the Bank’s access to secured borrowing facilities through the Federal Home Loan Banks or the discount window of Federal Reserve Banks. In exchange for the pledge of our loan assets, the Bank will pay us a fee that is consistent with market terms. In second quarter 2015, we began pledging a portion of our loans to the Federal Home Loan Bank. At June 30, 2015, the total carrying amount of pledged loans was $3.3 billion. We earned $318 thousand in pledge fees during second quarter 2015.

Capital Distributions
Dividends declared to holders of our Series A preferred stock totaled $4.4 million and $8.8 million in the second quarter and first half of 2015. Dividends declared on our Series B preferred stock totaled $14 thousand and $28 thousand for the second quarter and first half, respectively, of both 2015 and 2014.
Dividends declared to holders of our common stock totaled $140.0 million and $280.0 million for the second quarter and first half of 2015, compared with $140.0 million and $295.0 million for the second quarter and first half of 2014, respectively.
All common share and per share disclosures in this Report reflect the 20,000-for-one stock split of the common shares effected in the form of a stock dividend of 19,999 common shares issued for each common share outstanding, paid on June 1, 2015.

Earnings Performance

Net Income
We earned net income of $158.9 million and $145.5 million in second quarter 2015 and 2014, respectively. The increase in second quarter 2015 was primarily attributable to a reversal of provision for credit losses compared with provision for credit losses a year ago on improved credit performance, partially offset by a decrease in net interest income. For the first half of 2015, net income was $307.6 million, compared with $317.5 million a year ago. The decrease in net income in the first half of 2015 was primarily attributable to lower net interest income, partially offset by a reversal of provision for credit losses compared with provision for credit losses a year ago.

Net Interest Income
Net interest income is the interest earned on loans and cash and cash equivalents less the interest paid on our Bank line of credit. Net interest income was $168.8 million in second quarter 2015, compared with $171.0 million a year ago. Net interest income was $334.6 million for the first half of 2015, compared with $347.0 million a year ago. The decrease in the second quarter and first half of 2015 was primarily attributable to the reinvestment of higher yielding loan pay-downs and payoffs into lower yielding loans.
Net interest margin is the average yield on interest-earning assets minus the average interest paid for funding. Interest-earning assets predominantly consist of loans. Net interest margin and average yield on total interest-earning assets were both 5.22% in second quarter 2015, compared with 5.44% and 5.45%, respectively, a year ago. Net interest margin and average yield on total interest-earning assets for the first half of 2015 were both 5.25%, compared with 5.49% and 5.50%, respectively, a year ago. The decrease in net interest margin and average yield for the second quarter and first half of 2015 was predominantly due to a higher average balance of interest-bearing deposits as well as the reinvestment of higher yielding loan pay-downs and payoffs into lower yielding loans. Interest income in second quarter 2015 included net discount accretion of $25.5 million compared with $14.6 million a year ago. Interest income included net discount accretion of $42.0 million for the first half of 2015, compared with $30.8 million a year ago. Higher net discount accretion was primarily due to higher loan pay-downs and payoffs. Loan pay-downs and payoffs represented 26.7% and 22.2% of average loan balances during second quarter 2015 and 2014, respectively. Loan pay-downs and payoffs represented 24.1% and 19.5% of average loan balances during the first half of 2015 and 2014, respectively.

We expect continued downward pressure on our average yield on total interest-earning assets as we reinvest proceeds from loan payments in the current low interest rate environment. The Company believes it has the ability to increase interest income over time by reinvesting loan payments in real estate 1-4 family loans, commercial loans and other REIT-eligible assets; however interest income in any one period can be affected by a variety of factors, including mix and size of the earning asset portfolio. See the “Risk Management - Asset/Liability Management - Interest Rate Risk” section in this Report for more information on interest rates and interest income.
The Company has a $1.2 billion line of credit with the Bank. Interest expense related to borrowings on the line of credit was $31 thousand and $267 thousand in the second quarter and first half of 2015, compared with $157 thousand and $760 thousand a year ago. Average borrowings for second quarter 2015 and 2014 were $32.5 million and $165.6 million, respectively. Average borrowings for the first half of 2015 and 2014 were $141.5 million and $403.0 million, respectively. The weighted average interest rate for all periods was 0.38%.
Table 1 presents the components of interest-earning assets and interest-bearing liabilities and related average yields to provide an analysis of year-over-year changes that influenced net interest income.

Table 1: Interest Income
	Quarter ended June 30,
			2015			2014
(in thousands)	Average balance	Interest income/expense	Yields/rates	Average balance	Interest income/expense	Yields/rates
Earning assets
Commercial loans	$3,002,562	17,618	2.35%	$2,798,146	17,398	2.49%
Real estate 1-4 family loans	9,500,167	150,944	6.36	9,729,596	153,723	6.33
Interest-bearing deposits in banks and other interest-earning assets	462,484	292	0.25	65,972	42	0.25
Total interest-earning assets	$12,965,213	168,854	5.22	$12,593,714	171,163	5.45
Funding sources
Line of credit with the bank	32,458	31	0.38	$165,619	157	0.38
Total interest-bearing liabilities	$32,458	31	0.38	$165,619	157	0.38
Net interest margin and net interest income		$168,823	5.22%		$171,006	5.44%
	Six months ended June 30,
			2015			2014
(in thousands)	Average balance	Interest income/expense	Yields/rates	Average balance	Interest income/expense	Yields/rates
Earning assets
Commercial loans	$3,064,433	36,216	2.38%	$2,846,421	35,825	2.54%
Real estate 1-4 family loans	9,504,205	298,325	6.30	9,824,462	311,861	6.38
Interest-bearing deposits in banks and other interest-earning assets	241,748	304	0.25	33,168	42	0.25
Total interest-earning assets	$12,810,386	334,845	5.25	$12,704,051	347,728	5.50
Funding sources
Line of credit with the bank	141,469	267	0.38	$402,991	760	0.38
Total interest-bearing liabilities	$141,469	267	0.38	$402,991	760	0.38
Net interest margin and net interest income		$334,578	5.25%		$346,968	5.49%
.
Provision for Credit Losses
The second quarter 2015 reversal of provision for credit losses was $4.2 million, compared with a provision for credit losses of $14.9 million a year ago. For the first half of 2015, the reversal of provision for credit losses was $891 thousand, compared with a provision for credit losses of $7.9 million a year ago. The lower level of provision in the second quarter and first half of 2015 primarily reflected levels of improved portfolio performance, reflecting continued home price appreciation. Please refer to the “Balance Sheet Analysis” and "Risk Management-Allowance for Credit Losses” sections in this Report for additional information on the allowance for credit losses.

Noninterest Expense
Noninterest expense in second quarter 2015 was $14.6 million, compared with $10.8 million in second quarter 2014. Noninterest expense was $28.5 million and $21.9 million in the first half of 2015 and 2014, respectively. Noninterest expense primarily consists of loan servicing costs, management fees, and foreclosed assets expense.
The loans in our portfolio are predominantly serviced by the Bank pursuant to the terms of participation and servicing and assignment agreements. In limited instances, the Bank has delegated servicing responsibility to third parties that are not affiliated with us or the Bank. Depending on the loan type, the monthly servicing fee charges are based in part on (a) outstanding principal balances, (b) a flat fee per month, or (c) a total loan commitment amount. Loan servicing costs in second quarter 2015 were $8.7 million, compared with $7.6 million in second quarter 2014. Loan servicing costs were $17.5 million and $15.6 million for the first half of 2015 and 2014, respectively.
Management fees represent reimbursements made to the Bank for general overhead expenses, including allocations of technology support and a combination of finance and accounting, risk management and other general overhead expenses incurred on our behalf. Management fees are calculated based on Wells Fargo’s total allocable costs multiplied by a formula. The formula is based on our proportion of Wells Fargo’s consolidated: (1) full-time equivalent employees, (2) total average assets and (3) total revenue. Management fees were $2.7 million in second quarter 2015, compared with $750 thousand in second quarter 2014. Management fees were $5.5 million and $1.5 million in the first half of 2015 and 2014, respectively. The increase in management fees for the second quarter and first half of 2015 related to an increase in Wells Fargo’s general overhead expenses, including technology and risk management expenses, as well as the proportion of such overhead expenses allocated to us.
Foreclosed assets expense was $2.8 million in second quarter 2015 compared with $2.4 million in second quarter 2014. Foreclosed assets expense was $4.9 million and $4.7 million in first half of 2015 and 2014, respectively. Substantially all of our foreclosed assets consist of residential 1-4 family real estate assets.

Balance Sheet Analysis

Total Assets
Our assets predominantly consist of commercial and consumer loans, although we have the authority to hold assets other than loans. Total assets were $13.1 billion at June 30, 2015, and $12.9 billion at December 31, 2014.
Loans
Loans, net of unearned income were $13.1 billion at June 30, 2015, and $12.9 billion at December 31, 2014. In the second quarter and first half of 2015, we acquired $1.7 billion of consumer loans from the Bank at their estimated fair value, compared with $879.0 million in the second quarter and first half of 2014. At June 30, 2015 and December 31, 2014, consumer loans represented 78% and 75% of loans, respectively, and commercial loans represented the balance of our loan portfolio.
Allowance for Loan Losses
The allowance for loan losses decreased $20.5 million to $163.9 million at June 30, 2015, from $184.4 million at December 31, 2014, primarily due to the continued improved portfolio performance of the residential real estate portfolio as a result of the continued improvement in the housing market.
At June 30, 2015, the allowance for loan losses included $145.7 million for consumer loans and $18.2 million for commercial loans. The total allowance reflects management’s estimate of credit losses inherent in the loan portfolio at the balance sheet date. See the “Risk Management — Credit Risk Management — Allowance for Credit Losses” section in this Report for a description of how management estimates the allowance for loan losses and the allowance for unfunded credit commitments.
Accounts Receivable—Affiliates, Net
Accounts payable and receivable from affiliates result from intercompany transactions in the normal course of business related to loan pay-downs, interest receipts, servicing costs, management fees and other transactions with the Bank or its affiliates.

Line of Credit with Bank
We draw upon our $1.2 billion line of credit to finance loan acquisitions. At June 30, 2015 and December 31, 2014, we had $706.2 million and $496.7 million outstanding, respectively.

Retained Earnings (Deficit)
We expect to distribute annually an aggregate amount of dividends with respect to outstanding capital stock equal to approximately 100% of our REIT taxable income for federal income tax purposes before dividends paid deduction. Because our net income determined under GAAP may vary from the determination of REIT taxable income, periodic distributions may exceed our GAAP net income.
The retained deficit included within our balance sheet results from cumulative distributions that have exceeded GAAP net income, primarily due to the impact on REIT taxable income of purchase accounting adjustments attributable to the Company from the 2008 acquisition of Wachovia Corporation by Wells Fargo.
For further information on the differences between taxable income before dividends paid deduction reported on our income tax returns and net income as reported in our statement of income, see the "Balance Sheet Analysis" section in our 2014 Form 10-K.

Risk Management

Our board of directors has overall responsibility for overseeing the Company’s risk management structure. This oversight is accomplished through the audit committee of the board of directors and a management-level committee that reviews the allowance for credit losses and is supplemented by certain elements of Wells Fargo’s risk management framework. For more information about how we manage these risks, see the “Risk Management” section in our 2014 Form 10-K. The discussion that follows provides an update regarding these risks.

Credit Risk Management Loans represent the largest component of our assets and their related credit risk is among the most significant risks we manage. We define credit risk as the risk of loss associated with a borrower or counterparty default (failure to meet obligations in accordance with agreed upon terms).The table below represents loans by segment and class of financing receivable and the weighted average maturity for those loans calculated using contractual maturity dates.

Table 2: Total Loans Outstanding by Portfolio Segment and Class of Financing Receivable and Weighted Average Contractual Maturity
	Loans outstanding		Weighted average maturity in years
(in thousands)	Jun 30, 2015	Dec 31, 2014	Jun 30, 2015	Dec 31, 2014
Commercial:
Commercial and industrial	$54,294	58,559	0.7	1.1
Secured by real estate	2,845,636	3,121,106	3.1	3.3
Total commercial	2,899,930	3,179,665	3.1	3.3
Consumer:
Real estate 1-4 family first mortgage	8,668,854	8,023,294	22.7	21.9
Real estate 1-4 family junior lien mortgage	1,561,068	1,746,318	16.4	16.5
Total consumer	10,229,922	9,769,612	21.8	21.0
Total loans	$13,129,852	12,949,277	17.6	16.6

The discussion that follows provides analysis of the risk elements of our various loan portfolios and our credit risk management and measurement practices. See Note 2 (Loans and Allowance for Credit Losses) to Financial Statements in this Report for more analysis and credit metric information.
In order to maintain our REIT status, the composition of our loan portfolio is highly concentrated in real estate.

We continually evaluate our credit policies and modify as necessary. Measuring and monitoring our credit risk is an ongoing process that tracks delinquencies, collateral values, FICO scores, economic trends by geographic areas, loan-level risk grading for certain portfolios (typically commercial) and other indications of credit risk. Our credit risk monitoring process is designed to enable early identification of developing risk and to support our determination of an appropriate allowance for credit losses.

LOAN PORTFOLIO BY GEOGRAPHY The following table is a summary of the geographical distribution of our loan portfolio for the top five states by loans outstanding.

Table 3: Loan Portfolio by Geography
	June 30, 2015
(in thousands)	Commercial	Real estate 1-4 family first mortgage	Real estate 1-4 family junior lien mortgage	Total	% of total loans
California	$892,765	483,133	19,074	1,394,972	11%
Florida	265,283	741,903	208,058	1,215,244	9
New Jersey	157,773	729,900	313,835	1,201,508	9
Pennsylvania	16,944	736,553	237,637	991,134	8
North Carolina	156,030	627,098	110,862	893,990	7
All other states	1,411,135	5,350,267	671,602	7,433,004	56
Total loans	$2,899,930	8,668,854	1,561,068	13,129,852	100%

COMMERCIAL AND INDUSTRIAL LOANS (C&I) Table 4 summarizes C&I loans by industry. We believe the C&I loan portfolio is appropriately underwritten. Our credit risk management process for this portfolio primarily focuses on a customer's ability to repay the loan through their cash flows. Most of the loans in our C&I portfolio are unsecured at

June 30, 2015, with the remainder secured by short-term assets, such as accounts receivable, inventory and securities, as well as long-lived assets, such as equipment and other business assets. Generally, the collateral securing this portfolio represents a secondary source of repayment.

Table 4: Commercial and Industrial Loans by Industry
	June 30, 2015
(in thousands)	Total	% of total C&I loans
Public administration	$13,950	26%
Food and beverage	10,751	20
Home furnishings	10,000	18
Entertainment	8,850	16
Real estate lessor	5,031	9
Leasing	4,373	8
Industrial equipment	926	2
Healthcare	346	1
Other	67	—
Total loans	$54,294	100%

COMMERCIAL SECURED BY REAL ESTATE (CSRE) The CSRE portfolio consists of both mortgage loans and construction loans where loans are primarily secured by real estate. Table 5 summarizes CSRE loans by state and property type. To identify and manage newly emerging problem CSRE loans, we employ a high level of monitoring and regular customer interaction to understand and manage the risks associated with these loans, including regular loan reviews and appraisal updates. We consider the creditworthiness of the customers and collateral valuations when selecting CSRE loans for acquisition. In future periods, we expect to consider acquisitions of CSRE loans in addition to other REIT qualifying assets such as real estate 1-4 family mortgage loans.

Table 5: CSRE Loans by State and Property Type
	June 30, 2015
(in thousands)	Total CSRE loans	% of total CSRE loans
By state:
California	$892,765	31%
Florida	230,582	8
Illinois	169,099	6
North Carolina	155,963	5
Georgia	147,547	5
All other states	1,249,680	45
Total loans	$2,845,636	100%
By property type:
Office buildings	$913,520	32%
Shopping centers	526,626	19
Warehouses	482,122	17
Retail establishments (restaurants, stores)	330,015	12
5+ multifamily residences	290,592	10
Manufacturing plants	109,830	4
Motels/hotels	42,143	1
Research and development	35,850	1
Institutional	29,749	1
Real estate collateral pool - multifamily	28,787	1
Other	56,402	2
Total loans	$2,845,636	100%

REAL ESTATE 1-4 FAMILY MORTGAGE LOANS The concentrations of real estate 1-4 family mortgage loans by state and the related combined loan-to-value (CLTV) ratio are presented in Table 6. CLTV means the ratio of the total loan balance of first and junior mortgages (including unused line amounts for credit line products) to property collateral value. Our underwriting and periodic review of loans secured by residential real estate collateral includes appraisals or estimates from automated valuation models (AVMs) to support property values. We also monitor changes in real estate values and underlying economic or market conditions for all geographic areas of our real estate 1-4 family mortgage portfolio as part of our credit risk management process. Additional information about AVMs and our policy for their use can be found in Note 2 (Loans and Allowance for Credit Losses) to Financial Statements in this Report and the "Risk Management - Credit Risk Management - Real Estate 1-4 Family Mortgage Loans" section in our 2014 Form 10-K.

We continue to modify real estate 1-4 family mortgage loans to assist homeowners and other borrowers experiencing financial difficulties. For more information on our participation in the U.S. Treasury's Making Home Affordable (MHA) programs, see the "Risk Management - Credit Risk Management - Real Estate 1-4 Family Mortgage Loans" section in our 2014 Form 10-K.
The credit performance associated with our real estate 1-4 family mortgage portfolio continued to improve in second quarter 2015, as measured through net charge-offs and nonaccrual loans. Improvement in the credit performance was driven by an improving economic and housing environment.

Table 6: Real Estate 1-4 Family Mortgage Loans CLTV by State
	June 30, 2015
(in thousands)	Real estate 1-4 family mortgage	Current CLTV ratio (1)
New Jersey	$1,043,735	68%
Pennsylvania	974,190	66
Florida	949,961	61
Virginia	823,791	64
New York	798,902	63
All other states	5,639,343	62
Total loans	$10,229,922	63%

(1)
Collateral values are generally determined using AVMs and are updated quarterly. AVMs are computer-based tools used to estimate market values of homes based on processing large volumes of market data including market comparables and price trends for local market areas.

REAL ESTATE 1-4 FAMILY FIRST MORTGAGE LOANS Net charge-offs (annualized) as a percentage of average loans improved to 0.18% and 0.20% in the second quarter and first half of 2015, respectively, compared with 0.22% and 0.38%, respectively, for the same periods a year ago. Nonaccrual loans were $224.7 million at June 30, 2015, compared with $236.9 million at December 31, 2014.
Table 7 summarizes delinquency and loss rates by state for our real estate 1-4 family first mortgage portfolio.

Table 7: Real Estate 1-4 Family First Mortgage Portfolio (1)
	Outstanding balance		% of loans two payments or more past due		Loss rate (annualized) quarter ended
(in thousands)	Jun 30, 2015	Dec 31, 2014	Jun 30, 2015	Dec 31, 2014	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014
Florida	$737,621	822,718	2.81%	3.02	0.68	0.24	0.38	0.46	0.53
Pennsylvania	733,416	733,120	4.54	5.31	0.50	0.88	0.37	0.89	0.54
New Jersey	727,702	617,616	5.87	6.56	0.09	0.37	0.55	0.29	0.45
New York	709,159	530,679	2.38	3.47	0.08	0.28	0.06	0.10	0.42
Virginia	663,803	598,446	1.86	2.34	0.11	0.10	0.11	0.26	0.17
Other	5,077,751	4,698,699	1.46	1.83	0.08	0.11	0.21	0.18	0.07
Total	$8,649,452	8,001,278	2.31%	2.78	0.18	0.22	0.25	0.28	0.22

(1)
Excludes PCI loans of $19,402 thousand at June 30, 2015 and $22,016 thousand at December 31, 2014 because their losses were generally reflected in PCI accounting adjustments at the date of acquisition.

REAL ESTATE 1-4 FAMILY JUNIOR LIEN MORTGAGE LOANS Our junior lien portfolio includes real estate 1-4 family junior lien mortgage loans secured by real estate. Predominantly all of our junior lien loans are amortizing payment loans with fixed interest rates and repayment periods between 5 to 30 years. Junior lien loans with balloon payments at the end of the repayment term represent less than 1% of our junior lien loans. We frequently monitor the credit performance of our junior lien mortgage portfolio for trends and factors that influence the frequency and severity of loss. Net charge-offs (annualized) as a percentage of average loans improved to 0.90% and 1.14% in the second quarter and first half of 2015, respectively, compared with 1.99% and 2.27%, respectively, for the same periods a year ago. Nonaccrual loans were $73.0 million at June 30, 2015, compared with $80.4 million at December 31, 2014.
Table 8 summarizes delinquency and loss rates by state for our junior lien portfolio, which reflected the largest portion of our credit losses.

Table 8: Real Estate 1-4 Family Junior Lien Portfolio (1)
	Outstanding balance		% of loans two payments or more past due		Loss rate (annualized) quarter ended
(in thousands)	Jun 30, 2015	Dec 31, 2014	Jun 30, 2015	Dec 31, 2014	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014
New Jersey	$312,897	343,934	5.67%	6.11	0.82	1.32	1.54	2.00	2.41
Pennsylvania	236,515	264,137	5.31	4.52	1.02	1.63	1.99	1.40	2.22
Florida	207,635	231,803	2.96	3.48	1.10	2.13	1.39	2.13	2.31
Virginia	158,262	176,795	3.59	3.91	1.04	1.11	1.13	1.26	2.72
Georgia	121,377	137,447	2.90	3.01	1.28	1.09	1.93	2.09	1.76
Other	519,901	586,521	4.55	4.69	0.69	1.10	0.99	0.99	1.37
Total	$1,556,587	1,740,637	4.45%	4.57	0.90	1.36	1.39	1.52	1.99

(1)	Excludes PCI loans of $4,481 thousand at June 30, 2015 and $5,681 thousand at December 31, 2014 because their losses were generally reflected in PCI accounting adjustments at the date of acquisition.

NONPERFORMING ASSETS (NONACCRUAL LOANS AND FORECLOSED ASSETS) Table 9 summarizes nonperforming assets (NPAs) for each of the last five quarters. We generally place loans on nonaccrual status when:

•	the full and timely collection of interest or principal becomes uncertain (generally based on an assessment of the borrower's financial condition and the adequacy of collateral, if any);

•	they are 90 days (120 days with respect to real estate 1-4 family first and junior lien mortgages) past due for interest or principal, unless both well-secured and in the process of collection;

•	part of the principal balance has been charged off (including loans discharged in bankruptcy);

•	for junior lien mortgages, we have evidence that the related first lien mortgage may be 120 days past due or in the process of foreclosure regardless of the junior lien delinquency status; or

•	performing consumer loans are discharged in bankruptcy, regardless of their delinquency status.

Table 9: Nonperforming Assets (Nonaccrual Loans and Foreclosed Assets)
(in thousands)	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014
Nonaccrual loans:
Commercial:
Commercial and industrial	$—	—	—	—	—
Secured by real estate	10,404	3,663	4,214	4,883	5,070
Total commercial	10,404	3,663	4,214	4,883	5,070
Consumer:
Real estate 1-4 family first mortgage	224,674	231,345	236,859	247,088	256,319
Real estate 1-4 family junior lien mortgage	72,975	77,873	80,375	84,724	87,348
Total consumer	297,649	309,218	317,234	331,812	343,667
Total nonaccrual loans (1)	308,053	312,881	321,448	336,695	348,737
Foreclosed assets	2,632	1,670	2,547	3,860	5,404
Total nonperforming assets	$310,685	314,551	323,995	340,555	354,141
As a percentage of total loans	2.37%	2.56	2.50	2.64	2.78

(1)	Excludes PCI loans because they continue to earn interest income from accretable yield, independent of performance in accordance with their contractual terms.

Total NPAs were $310.7 million at June 30, 2015, and included $308.1 million of nonaccrual loans, compared with $324.0 million and $321.4 million at December 31, 2014, respectively. The decrease in total NPAs in second quarter 2015 was due in part to improving economic conditions and the Bank's proactive credit risk management activities.
Typically, changes to nonaccrual loans period-over-period represent inflows for loans that are placed on nonaccrual status in accordance with our policy, offset by reductions for loans that are paid down, charged off while on nonaccrual status, sold, transferred to foreclosed properties, or are no longer classified as nonaccrual as a result of continued performance and an improvement in the borrower’s financial condition and loan repayment capabilities. Table 10 provides an analysis of the changes in nonaccrual loans.

Table 10: Analysis of Changes in Nonaccrual Loans
	Quarter ended
(in thousands)	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014
Commercial:
Balance, beginning of period	$3,663	4,214	4,883	5,070	8,451
Inflows	8,807	278	300	365	—
Outflows	(2,066)	(829)	(969)	(552)	(3,381)
Balance, end of period	10,404	3,663	4,214	4,883	5,070
Consumer:
Balance, beginning of period	309,218	317,234	331,812	343,667	364,296
Inflows	42,670	45,026	56,348	53,926	60,315
Outflows:
Returned to accruing	(24,635)	(26,180)	(33,058)	(31,689)	(36,757)
Foreclosures	(3,490)	(2,235)	(2,524)	(3,082)	(4,941)
Charge-offs	(9,197)	(11,034)	(13,106)	(12,124)	(14,287)
Payment, sales and other	(16,917)	(13,593)	(22,238)	(18,886)	(24,959)
Total outflows	(54,239)	(53,042)	(70,926)	(65,781)	(80,944)
Balance, end of period	297,649	309,218	317,234	331,812	343,667
Total nonaccrual loans	$308,053	312,881	321,448	336,695	348,737

TROUBLED DEBT RESTRUCTURINGS (TDRs) Recorded investment of loans modified in TDRs is provided in Table 11. The allowance for loan losses for TDRs was $104.7 million and $112.5 million at June 30, 2015 and December 31, 2014, respectively. See Note 2 (Loans and Allowance for Credit Losses) to Financial Statements in this Report for more information. Those loans discharged in bankruptcy and reported as TDRs have been written down to net realizable collateral value.
In those situations where principal is forgiven, the entire amount of such principal forgiveness is immediately charged off to the extent not done so prior to the modification. We sometimes delay the timing on the repayment of a portion of principal (principal forbearance) and charge off the amount of forbearance if that amount is not considered fully collectible.
For more information on our nonaccrual policies when a restructuring is involved, see the "Risk Management - Credit Risk Management - Troubled Debt Restructurings (TDRs) section of our 2014 Form 10-K.
Table 12 provides an analysis of the changes in TDRs. Loans modified more than once are reported as TDR inflows only in the period they are first modified. Other than resolutions such as foreclosures, we may remove loans from TDR classification, but only if they have been refinanced or restructured at market terms and qualify as a new loan.

Table 11: Trouble Debt Restructurings (TDRs)
(in thousands)	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014
Commercial:
Commercial and industrial	$—	—	—	—	—
Real estate mortgage	4,073	4,742	2,841	2,880	3,252
Total commercial TDRs	4,073	4,742	2,841	2,880	3,252
Consumer:
Real estate 1-4 family first mortgage	380,573	384,413	386,511	387,667	388,765
Real estate 1-4 family junior lien mortgage	116,203	119,272	121,672	123,234	123,273
Trial modifications	15,488	14,153	15,081	20,494	17,131
Total consumer TDRs	512,264	517,838	523,264	531,395	529,169
Total TDRs	$516,337	522,580	526,105	534,275	532,421
TDRs on nonaccrual status	$165,248	168,202	174,065	179,633	184,538
TDRs on accrual status	351,089	354,378	352,040	354,642	347,883
Total TDRs	$516,337	522,580	526,105	534,275	532,421

Table 12: Analysis of Changes in TDRs
	Quarter ended
(in thousands)	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014
Commercial:
Balance, beginning of period	$4,742	2,841	2,880	3,252	3,109
Inflows (1)	—	2,262	—	—	289
Outflows (2)	(669)	(361)	(39)	(372)	(146)
Balance, end of period	4,073	4,742	2,841	2,880	3,252
Consumer:
Balance, beginning of period	517,838	523,264	531,395	529,169	534,550
Inflows (1)	12,920	12,807	17,303	15,427	15,552
Outflows:
Charge-offs	(2,864)	(3,472)	(3,897)	(4,223)	(2,839)
Foreclosures	(1,833)	(1,402)	(529)	(1,653)	(1,448)
Payments, sales and other (2)	(15,132)	(12,431)	(15,594)	(10,688)	(17,120)
Net change in trial modifications (3)	1,335	(928)	(5,414)	3,363	474
Balance, end of period	512,264	517,838	523,264	531,395	529,169
Total TDRs	$516,337	522,580	526,105	534,275	532,421

(1)	Inflows include loans that both modify and resolve within the period as well as advances on loans that modified in a prior period.

(2)
Other outflows include normal amortization/accretion of loan basis adjustments. No loans were removed from TDR classification in the quarters ended June 30 and March 31, 2015, and December 31, September 30 and June 30, 2014, as a result of being refinanced or restructured at market terms and qualifying as new loans.

(3)
Net change in trial modifications includes: inflows of new TDRs entering the trial payment period, net of outflows for modifications that either (i) successfully perform and enter into a permanent modification, or (ii) did not successfully perform according to the terms of the trial period plan and are subsequently charged-off, foreclosed upon or otherwise resolved. Our experience is that substantially all of the mortgages that enter a trial payment period program are successful in completing the program requirements.

LOANS 90 DAYS OR MORE PAST DUE AND STILL ACCRUING Certain loans 90 days or more past due as to interest or principal are still accruing, because they are (1) well-secured and in the process of collection or (2) real estate 1-4 family mortgage loans exempt under regulatory rules from being classified as nonaccrual until later delinquency, usually 120 days past due.
Loans 90 days or more past due and still accruing at June 30, 2015 were down $1.1 million from December 31, 2014, due to payoffs, modifications and other loss mitigation activities, and credit stabilization.
Table 13 reflects non-PCI loans 90 days or more past
due and still accruing.

Table 13: Loans 90 Days or More Past Due and Still Accruing (1)
(in thousands)	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014
Commercial:
Commercial and industrial	$—	—	—	—	—
Secured by real estate	—	—	—	—	—
Total commercial	—	—	—	—	—
Consumer:
Real estate 1-4 family first mortgage	5,395	6,691	6,020	15,701	9,237
Real estate 1-4 family junior lien mortgage	3,716	2,518	4,240	4,232	4,001
Total consumer	9,111	9,209	10,260	19,933	13,238
Total	$9,111	9,209	10,260	19,933	13,238

(1)
PCI loans of $4.0 million, $4.1 million, $4.9 million, $5.2 million and $5.3 million at June 30 and March 31, 2015, and December 31, September 30, and June 30, 2014, respectively, are excluded from this disclosure even though they are 90 days or more contractually past due. These PCI loans are considered to be accruing because they continue to earn interest from accretable yield, independent of performance in accordance with their contractual terms.

NET CHARGE-OFFS Table 14 presents net charge-offs for second quarter 2015 and the previous four quarters. Net charge-offs in second quarter 2015 were $7.2 million (0.23%

of average total loans outstanding) compared with $14.4 million (0.46% of average total loans outstanding) in second quarter 2014. Substantially all net losses were in consumer real estate.

Table 14: Net Charge-offs
			Quarter ended
	Jun 30, 2015		Mar 31, 2015		Dec 31, 2014		Sep 30, 2014		Jun 30, 2014
($ in thousands)	Net loan charge- offs	% of avg. loans (1)	Net loan charge- offs	% of avg. loans (1)	Net loan charge- offs	% of avg. loans (1)	Net loan charge- offs	% of avg. loans (1)	Net loan charge- offs	% of avg. loans (1)
Total commercial	$63	0.01%	$291	0.04%	$(269)	(0.04)%	$216	0.03%	$301	0.04%
Consumer:
Real estate 1-4 family first mortgage	3,474	0.18	4,291	0.22	5,158	0.25	5,820	0.28	4,227	0.22
Real estate 1-4 family junior lien mortgage	3,615	0.90	5,706	1.36	6,227	1.39	7,176	1.51	9,831	1.99
Total consumer	7,089	0.30	9,997	0.43	11,385	0.45	12,996	0.51	14,058	0.58
Total	$7,152	0.23%	$10,288	0.33%	$11,116	0.35%	$13,212	0.41%	$14,359	0.46%

(1)	Quarterly net charge-offs (net recoveries) as a percentage of average loans are annualized.

ALLOWANCE FOR CREDIT LOSSES The allowance for credit losses, which consists of the allowance for loan losses and the allowance for unfunded credit commitments, is management’s estimate of credit losses inherent in the loan portfolio and unfunded credit commitments at the balance sheet date. The detail of the changes in the allowance for credit losses by portfolio segment (including charge-offs and recoveries by loan class) is in Note 2 (Loans and Allowance for Credit Losses) to Financial Statements in this Report.
We apply a disciplined process and methodology to establish our allowance for credit losses each quarter. This process takes into consideration many factors, including historical and forecasted loss trends, loan-level credit quality ratings and loan grade-specific characteristics. The process involves subjective and complex judgments. In addition, we review a variety of credit metrics and trends. These credit metrics and trends, however, do not solely determine the amount of the allowance as we use several analytical tools.
The ratio of the allowance for credit losses to total nonaccrual loans may fluctuate significantly from period to period due to such factors as the mix of loan types in the portfolio, borrower credit strength and the value and marketability of collateral. Substantially all of our nonaccrual loans were real estate 1-4 family first and junior lien mortgage loans at June 30, 2015.
The allowance for loan losses decreased $20.5 million to $163.9 million at June 30, 2015, from $184.4 million at December 31, 2014, primarily due to the continued credit improvement in the residential real estate portfolio as a result of continued improvement in the housing market. Second quarter 2015 reversal of provision for credit losses was $4.2 million compared with a provision for credit losses of $14.9 million a year ago. For the first half of 2015, the reversal of provision for credit losses was $891 thousand compared with a provision for credit losses of $7.9 million a year ago. The lower level of provision in the second quarter and first half of 2015 primarily reflected levels of improved portfolio performance, reflecting continued home price appreciation.
We believe the allowance for credit losses at June 30, 2015 was appropriate to cover credit losses inherent in the loan portfolio, including unfunded credit commitments, at that date. The allowance for credit losses is subject to change and reflects existing factors as of the date of determination, including economic or market conditions and ongoing internal and external examination processes. Due to the sensitivity of the allowance for credit losses to changes in the economic and business environment, it is possible that we will incur incremental credit losses not anticipated as of the balance sheet date. Future allowance levels may increase or decrease based on a variety of factors, including loan portfolio composition, size and performance, and the general economic environment, including housing market conditions. Our process for determining the allowance for credit losses is discussed in the “Critical Accounting Policy” section and Note 1 (Summary of Significant Accounting Policies) to Financial Statements in this Report and in our 2014 Form 10-K.
Table 15 presents an analysis of the allowance for credit losses.

Table 15: Allocation of the Allowance for Credit Losses (ACL)
	June 30,2015		March 31, 2015		December 31, 2014
(in thousands)	ACL	Loans as % of total loans	ACL	Loans as % of total loans	ACL	Loans as % of total loans
Commercial:
Commercial and industrial	$825	—%	$835	—%	$789	—%
Secured by real estate	17,981	11	18,844	11	18,688	11
Total commercial	18,806	11	19,679	11	19,477	11
Consumer:
Real estate 1-4 family first mortgage	81,166	50	83,660	47	96,723	52
Real estate 1-4 family junior lien mortgage	64,522	39	73,777	42	68,974	37
Total consumer	145,688	89	157,437	89	165,697	89
Total	$164,494	100%	$177,116	100%	$185,174	100%

	Quarter ended
(in thousands)	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014
Components:
Allowance for loan losses	$163,881	176,473	184,437	194,039	211,809
Allowance for unfunded credit commitments	613	643	737	809	726
Allowance for credit losses	$164,494	177,116	185,174	194,848	212,535
Allowance for loan losses as a percentage of total loans	1.25%	1.44	1.42	1.50	1.66
Allowance for loan losses as a percentage of annualized net charge-offs	571.24	422.96	418.21	370.17	367.78
Allowance for credit losses as a percentage of total loans	1.25	1.44	1.43	1.51	1.67
Allowance for credit losses as a percentage of total nonaccrual loans	53.40	56.61	57.61	57.87	60.94

Asset/Liability Management
Asset/liability management involves the evaluation, monitoring and management of interest rate risk, market risk and liquidity and funding.
INTEREST RATE RISK Interest rate risk is the sensitivity of earnings to changes in interest rates. Approximately 30% of our loan portfolio consisted of variable rate loans at June 30, 2015. In a declining rate environment, we may experience a reduction in interest income on our loan portfolio and a corresponding decrease in funds available to be distributed to our shareholders. The reduction in interest income may result from downward adjustment of the indices upon which the interest rates on loans are based and from prepayments of loans with fixed interest rates, resulting in reinvestment of the proceeds in lower yielding assets. To manage interest rate risk, we monitor loan pay-down rates, portfolio composition, and the rate sensitivity of loans acquired. Our loan acquisition process attempts to balance desirable yields with the quality of loans acquired.
At June 30, 2015, approximately 70% of our loans had fixed interest rates. Such loans increase our interest rate risk. Our methods for evaluating interest rate risk include an analysis of interest-rate sensitivity “gap,” which is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the amount of interest rate-sensitive assets. Our interest rate-sensitive liabilities are generally limited to our line of credit with the Bank.
During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. Because different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market rates or conditions, changes in interest rates may affect net interest income positively or negatively even if an institution is perfectly matched in each maturity category.
At June 30, 2015, 30% of our assets had variable interest rates, and could be expected to reprice with changes in interest rates. At June 30, 2015, our liabilities were 5% of our assets. This positive gap between our assets and liabilities indicates that an increase in interest rates would result in an increase in net interest income and a decrease in interest rates would result in a decrease in net interest income.

LIQUIDITY AND FUNDING The objective of effective liquidity management is to ensure that we can meet customer loan requests and other cash commitments efficiently under both normal operating conditions and under unpredictable circumstances of industry or market stress. To achieve this objective, Wells Fargo’s Corporate Asset/Liability Management Committee establishes and monitors liquidity guidelines that require sufficient asset-based liquidity to cover potential funding requirements and to avoid over-dependence on volatile, less reliable funding markets.

Proceeds received from pay-downs of loans are typically sufficient to fund existing lending commitments and loan acquisitions. Depending upon the timing of the loan acquisitions, we may draw on our $1.2 billion revolving line of credit we have with the Bank as a short-term liquidity source. At June 30, 2015, there was $706.2 million outstanding on our Bank line of credit. The rate of interest on the line of credit is equal to the average federal funds rate plus 12.5 basis points.
Our primary liquidity needs are to pay operating expenses, fund our lending commitments, acquire loans to replace existing loans that mature or repay, and pay dividends. Primarily due to the impact on REIT taxable income of purchase accounting adjustments attributable to the Company from the 2008 acquisition of Wachovia Corporation by Wells Fargo, dividend distributions to shareholders through 2014, based on REIT taxable income, exceeded net cash provided by operating activities (generally interest income). The excess dividend distributions were funded by using cash provided by investing (generally principal payments received on our loans) and financing activities (generally draws on our Bank line of credit). As the remaining purchase accounting adjustments are not expected to cause a significant variance between GAAP net income and REIT taxable income in future years, operating expenses and dividends are expected to be funded through cash generated by operations or paid-in capital. Funding commitments and the acquisition of loans are intended to be funded with the proceeds obtained from repayment of principal balances by individual borrowers and our line of credit with the Bank. We acquired $1.7 billion of consumer loans from the Bank in second quarter 2015. If in future periods we do not reinvest loan pay-downs at sufficient levels, management may request our board of directors to consider a return of capital to the holders of our common stock. Annually, we expect to distribute an aggregate amount of outstanding capital stock dividends equal to approximately 100% of our REIT taxable income for federal tax purposes. Such distributions may exceed net income determined under GAAP.
To the extent that we determine that additional funding is required, we could issue additional common or preferred stock, or raise funds through debt financings, limited retention of cash flows or a combination of these methods. Any cash flow retention must be consistent with the provisions of the Investment Company Act and the Code, which requires the distribution by a REIT of at least 90% of its REIT taxable income, excluding capital gains, and must take into account taxes that would be imposed on undistributed income. We do not have and do not anticipate having any material capital expenditures in the foreseeable future, and we believe our existing sources of liquidity are sufficient to meet our funding needs.
The certificate of designation for the Series A preferred stock contains a covenant in which we agree not to incur indebtedness for borrowed money, including any guarantees of indebtedness (which does not include any pledges of our assets on behalf of the Bank or our other affiliates), without the consent of the holders of two-thirds of the Series A preferred stock, voting as a separate class, provided that, we may incur indebtedness in an aggregate amount not exceeding 20% of our stockholders’ equity.

Critical Accounting Policy

Our significant accounting policies (see Note 1 (Summary of Significant Accounting Policies) to Financial Statements in our 2014 Form 10-K) are fundamental to understanding our results of operations and financial condition because they require that we use estimates and assumptions that may affect the value of our assets or liabilities and financial results. We have identified the accounting policy covering allowance for credit losses as critical because it requires management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions.
Management and the audit committee have reviewed and approved this critical accounting policy. This policy is described in the "Critical Accounting Policy" section in our 2014 Form 10-K.

Current Accounting Developments

The following table provides accounting pronouncements applicable to us that have been issued by the FASB but are not yet effective.

Standard	Description	Effective date and financial statement impact
Accounting Standards Update (ASU or Update) 2015-01 - Income Statement - Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items
	The Update removes the concept of extraordinary items from GAAP and eliminates the requirement for extraordinary items to be separately presented in the statement of income.	The Update is effective for us in first quarter 2016 with prospective or retrospective application. Early adoption is permitted. The Update will not have a material impact on our financial statements.
ASU 2014-09 - Revenue from Contracts With Customers (Topic 606)
The Update modifies the guidance companies use to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other standards. The guidance also requires new qualitative and quantitative disclosures, including information about contract balances and performance obligations.

In July 2015, the FASB approved a one year deferral of the effective date. Accordingly, the Update is effective for us in first quarter 2018 with retrospective application to prior periods presented or as a cumulative effect adjustment in the period of adoption. Early adoption is permitted in first quarter 2017. We are evaluating the impact the Update will have on our financial statements.

Forward-Looking Statements

This Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects,” “target”, “projects,” “outlook,” “forecast,” “will,” “may,” “could,” “should,” “can” and similar references to future periods. Examples of forward-looking statements include, but are not limited to, statements we make about: future results of WFREIC; expectations for consumer and commercial credit performance and the appropriateness of our allowance for credit losses; our expectations regarding net interest income; expectations regarding loan acquisitions and pay-downs; future capital expenditures; future dividends and other capital distributions; the expected outcome and impact of legal, regulatory and legislative developments, as well as our expectations regarding compliance therewith; the outcome of contingencies, such as legal proceedings; and our plans, objectives and strategies.
Forward-looking statements are not based on historical facts but instead represent our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution, therefore, against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. While there is no assurance that any list of risks and uncertainties or risk factors is complete, important factors that could cause actual results to differ materially from those in the forward-looking statements include the following, without limitation:

•	economic conditions that affect the general economy, housing prices, the job market, consumer confidence and spending habits, including our borrowers’ prepayment and repayment of our loans;

•	the effect of the current low interest rate environment or changes in interest rates on our net interest income;

•	the level and volatility of the capital markets, interest rates, currency values and other market indices that affect the value of our assets and liabilities;

•	the effect of political conditions and geopolitical events;

•
losses relating to natural disasters, including, with respect to our loan portfolio, damage or loss to the collateral underlying loans in our portfolio or the unavailability of adequate insurance coverage or government assistance for borrowers;

•	adverse developments in the availability of desirable investment opportunities, whether they are due to competition, regulation or otherwise;

•	the extent of loan modification efforts, as well as the effects of regulatory requirements or guidance regarding loan modifications;

•	the availability and cost of both credit and capital;

•	investor sentiment and confidence in the financial markets;

•	our reputation and the reputation of Wells Fargo and the Bank;

•
financial services reform and the impact of other current, pending and future legislation, regulation and legal actions applicable to us, the Bank or Wells Fargo, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and related regulations, and the final definition of qualified mortgage issued by the Consumer Financial Protection Bureau;

•	changes in accounting standards, rules and interpretations;

•	various monetary and fiscal policies and regulations of the U.S. and foreign governments;

•
a failure in or breach of our, the Bank’s or Wells Fargo’s operational or security systems or infrastructure, or those of third party vendors and other security providers, including as a result of cyber attacks; and

•	the other factors described in “Risk Factors” in the 2014 Form 10-K.

In addition to the above factors, we also caution that our allowance for credit losses currently may not be appropriate to cover future credit losses, especially if housing prices decline, unemployment worsens, or general economic conditions deteriorate. Increases in loan charge-offs or in the allowance for credit losses and related provision expense could materially adversely affect our financial results and condition.
Any forward-looking statement made by us in this Report speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Risk Factors

An investment in Wells Fargo Real Estate Investment Corporation involves risk, including the possibility that the value of the investment could fall substantially and that dividends or other distributions on the investment could be reduced or eliminated. For a discussion of risk factors that could adversely affect our financial results and condition and the value of, and return on, an investment in WFREIC, we refer you to the “Risk Factors” section in our 2014 Form 10-K.

Controls and Procedures

Disclosure Controls and Procedures
The Company's management evaluated the effectiveness, as of June 30, 2015, of our disclosure controls and procedures. The Company's chief executive officer and chief financial officer participated in the evaluation. Based on this evaluation, the chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2015.

Internal Control Over Financial Reporting
We did not identify any changes in our internal control over financial reporting during second quarter 2015 that have materially affected, or are reasonably likely to materially affect, Wells Fargo Real Estate Investment Corporation’s internal control over financial reporting.

Financial Statements

Wells Fargo Real Estate Investment Corporation
Statement of Income (Unaudited)
	Quarter ended June 30,		Six months ended June 30,
(in thousands, except per share amounts)	2015	2014	2015	2014
Interest income	$168,854	171,163	334,845	347,728
Interest expense	31	157	267	760
Net interest income	168,823	171,006	334,578	346,968
Provision (reversal of provision) for credit losses	(4,201)	14,871	(891)	7,928
Net interest income after provision for credit losses	173,024	156,135	335,469	339,040
Noninterest income
Fees and other	451	203	596	352
Total noninterest income	451	203	596	352
Noninterest expense
Loan servicing costs	8,713	7,593	17,542	15,580
Management fees	2,749	750	5,457	1,459
Foreclosed assets	2,810	2,374	4,904	4,702
Other	303	100	550	154
Total noninterest expense	14,575	10,817	28,453	21,895
Net income	158,900	145,521	307,612	317,497
Comprehensive income	158,900	145,521	307,612	317,497
Dividends on preferred stock	4,397	14	8,794	28
Net income applicable to common stock	$154,503	145,507	298,818	317,469
Per common share information (1)
Earnings per common share	$11.98	11.28	23.16	24.61
Diluted earnings per common share	11.98	11.28	23.16	24.61
Dividends declared per common share	10.85	10.85	21.70	22.87
Average common shares outstanding	12,900	12,900	12,900	12,900
Diluted average common shares outstanding	12,900	12,900	12,900	12,900
(1) All common share and per share disclosures reflect the 20,000-for-one stock split of the common shares effected in the form of a stock dividend of 19,999 common shares issued for each common share outstanding, paid on June 1, 2015.

The accompanying notes are an integral part of these statements.

Financial Statements

Wells Fargo Real Estate Investment Corporation
Balance Sheet
(in thousands, except shares)	Jun 30, 2015	Dec 31, 2014
Assets	(Unaudited)
Cash and cash equivalents	$—	—
Loans, net of unearned income	13,129,852	12,949,277
Allowance for loan losses	(163,881)	(184,437)
Net loans	12,965,971	12,764,840
Accounts receivable - affiliates, net	79,656	54,424
Other assets	39,663	40,141
Total assets	$13,085,290	12,859,405
Liabilities
Line of credit with Bank	$706,199	496,692
Other liabilities	3,756	6,196
Total liabilities	709,955	502,888
Stockholders’ Equity
Preferred stock	110	110
Common stock – $0.01 par value, authorized 100,000,000 shares; issued and outstanding 12,900,000 shares (1)	129	129
Additional paid-in capital (1)	12,550,822	12,550,822
Retained earnings (deficit)	(175,726)	(194,544)
Total stockholders’ equity	12,375,335	12,356,517
Total liabilities and stockholders’ equity	$13,085,290	12,859,405
(1) All common share and per share disclosures reflect the 20,000-for-one stock split of the common shares effected in the form of a stock dividend of 19,999 common shares issued for each common share outstanding, paid on June 1, 2015.

The accompanying notes are an integral part of these statements.

Financial Statements

Wells Fargo Real Estate Investment Corporation
Statement of Changes in Stockholders’ Equity (Unaudited)
(in thousands, except per share data)	Preferred stock	Common stock (1)	Additional paid-in capital (1)	Retained earnings (deficit)	Total stockholders’ equity
Balance, December 31, 2013	$—	129	12,284,931	(228,429)	12,056,631
Net income	—	—	—	317,497	317,497
Cash dividends
Series B preferred stock at $42.50 per share	—	—	—	(28)	(28)
Common stock at $22.87 per share (1)	—	—	—	(295,000)	(295,000)
Balance, June 30, 2014	$—	129	12,284,931	(205,960)	12,079,100
Balance, December 31, 2014	$110	129	12,550,822	(194,544)	12,356,517
Net income	—	—	—	307,612	307,612
Cash dividends
Series A preferred stock at $0.80 per share	—	—	—	(8,766)	(8,766)
Series B preferred stock at $42.50 per share	—	—	—	(28)	(28)
Common stock at $21.70 per share (1)	—	—	—	(280,000)	(280,000)
Balance, June 30, 2015	$110	129	12,550,822	(175,726)	12,375,335
(1) All common share and per share disclosures reflect the 20,000-for-one stock split of the common shares effected in the form of a stock dividend of 19,999 common shares issued for each common share outstanding, paid on June 1, 2015.

The accompanying notes are an integral part of these statements.

Financial Statements

Wells Fargo Real Estate Investment Corporation
Statement of Cash Flows (Unaudited)
	Six months ended June 30,
(in thousands)	2015	2014
Cash flows from operating activities:
Net income	$307,612	317,497
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion and amortization of adjustments on loans	(41,978)	(35,007)
Provision (reversal of provision) for credit losses	(891)	7,928
Other operating activities, net	(11,842)	(16,399)
Net cash provided by operating activities	252,901	274,019
Cash flows from investing activities:
Increase (decrease) in cash realized from
Loans:
Acquisitions	(1,700,667)	(878,972)
Proceeds from payments and sales	1,528,075	1,241,693
Net cash (used) provided by investing activities	(172,592)	362,721
Cash flows from financing activities:
Increase (decrease) in cash realized from
Draws on line of credit with Bank	707,205	715,540
Repayments of line of credit with Bank	(497,698)	(1,057,252)
Cash dividends paid	(289,816)	(295,028)
Net cash used by financing activities	(80,309)	(636,740)
Net change in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of period	—	—
Cash and cash equivalents at end of period	$—	—
Supplemental cash flow disclosures:
Change in noncash items:
Transfers from loans to foreclosed assets	$6,135	8,062

The accompanying notes are an integral part of these statements.

Note 1: Summary of Significant Accounting Policies

Wells Fargo Real Estate Investment Corporation (the Company, we, our or us) is a direct subsidiary of Wachovia Preferred Funding Corp. (WPFC) and an indirect subsidiary of both Wells Fargo & Company (Wells Fargo) and Wells Fargo Bank, National Association (the Bank). The Company, a Delaware corporation, has operated as a real estate investment trust (REIT) since its formation in 1996.
The accounting and reporting policies of the Company are in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the financial statements in accordance with GAAP requires management to make estimates based on assumptions about future economic and market conditions that affect the reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting period and the related disclosures. Although our estimates contemplate current conditions and how we expect them to change in the future, it is reasonably possible that actual future conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial condition. Management has made significant estimates related to the allowance for credit losses (Note 2 (Loans and Allowance for Credit Losses)). Actual results could differ from those estimates.
These unaudited interim financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the periods presented. These adjustments are of a normal recurring nature, unless otherwise disclosed in this Form 10-Q. The results of operations in the interim financial statements do not necessarily indicate the results that may be expected for the full year. The interim financial information should be read in conjunction with our 2014 Form 10-K.

Subsequent Events
We have evaluated the effects of subsequent events that have occurred subsequent to June 30, 2015. There were no subsequent events requiring adjustment to the financial statements or disclosure in the Notes to Financial Statements.

Note 2: Loans and Allowance for Credit Losses

The Company acquires loans originated or purchased by the Bank. In order to maintain our status as a REIT, the composition of the loans is highly concentrated in real estate. Underlying loans are concentrated primarily in California, Florida, New Jersey, Pennsylvania and North Carolina. These markets include approximately 44% of our total loan balance at June 30, 2015.

The following table presents total loans outstanding by portfolio segment and class of financing receivable. Outstanding balances include a total net reduction of $332.2 million and $347.1 million at June 30, 2015 and December 31, 2014, respectively, which were predominantly unamortized discounts and premiums.

(in thousands)	Jun 30, 2015	Dec 31, 2014
Commercial:
Commercial and industrial	$54,294	58,559
Secured by real estate	2,845,636	3,121,106
Total commercial	2,899,930	3,179,665
Consumer:
Real estate 1-4 family first mortgage	8,668,854	8,023,294
Real estate 1-4 family junior lien mortgage	1,561,068	1,746,318
Total consumer	10,229,922	9,769,612
Total loans	$13,129,852	12,949,277

The following table summarizes the proceeds paid (including accrued interest receivable of $4.0 million for the first half of 2015 and $2.6 million for the first half of 2014,

respectively) or received from the Bank for acquisitions and sales of loans, respectively.

	2015			2014
(in thousands)	Commercial	Consumer	Total	Commercial	Consumer	Total
Quarter ended June 30,
Loan acquisitions	$—	1,700,667	1,700,667	—	878,972	878,972
Loan sales	(550)	(3,546)	(4,096)	(493)	(4,707)	(5,200)
Six months ended June 30,
Loan acquisitions	$—	1,700,667	1,700,667	—	878,972	878,972
Loan sales	(550)	(5,984)	(6,534)	(493)	(14,934)	(15,427)

Commitments to Lend
The contract or notional amount of commercial loan commitments to extend credit decreased to $344.8 million at June 30, 2015 from $413.5 million at December 31, 2014.

Pledged Loans
See Note 5 (Transactions With Related Parties) for additional details on our agreement with the Bank to pledge loans.

Allowance for Credit Losses (ACL)
The allowance for credit losses consists of the allowance for loan losses and the allowance for unfunded credit commitments. Changes in the allowance for credit losses were:

	Quarter ended June 30,		Six months ended June 30,
(in thousands)	2015	2014	2015	2014
Balance, beginning of period	$177,116	212,889	185,174	244,269
Provision (reversal of provision) for credit losses	(4,201)	14,871	(891)	7,928
Interest income on certain impaired loans (1)	(1,269)	(866)	(2,349)	(1,959)
Loan charge-offs:
Commercial:
Commercial and industrial	—	—	—	—
Secured by real estate	(67)	(301)	(363)	(301)
Total commercial	(67)	(301)	(363)	(301)
Consumer:
Real estate 1-4 family first mortgage	(4,896)	(6,885)	(10,353)	(18,648)
Real estate 1-4 family junior lien mortgage	(7,068)	(12,292)	(15,645)	(28,102)
Total consumer	(11,964)	(19,177)	(25,998)	(46,750)
Total loan charge-offs	(12,031)	(19,478)	(26,361)	(47,051)
Loan recoveries:
Commercial:
Commercial and industrial	—	—	—	—
Secured by real estate	4	—	9	9
Total commercial	4	—	9	9
Consumer:
Real estate 1-4 family first mortgage	1,422	2,658	2,588	4,173
Real estate 1-4 family junior lien mortgage	3,453	2,461	6,324	5,166
Total consumer	4,875	5,119	8,912	9,339
Total loan recoveries	4,879	5,119	8,921	9,348
Net loan charge-offs	(7,152)	(14,359)	(17,440)	(37,703)
Balance, end of period	$164,494	212,535	164,494	212,535
Components:
Allowance for loan losses	$163,881	211,809	163,881	211,809
Allowance for unfunded credit commitments	613	726	613	726
Allowance for credit losses	$164,494	212,535	164,494	212,535
Net loan charge-offs (annualized) as a percentage of average total loans	0.23%	0.46	0.28	0.60
Allowance for loan losses as a percentage of total loans	1.25	1.66	1.25	1.66
Allowance for credit losses as a percentage of total loans	1.25	1.67	1.25	1.67

(1)
Certain impaired loans with an allowance calculated by discounting expected cash flows using the loan’s effective interest rate over the remaining life of the loan recognize reductions in allowance as interest income.

The following table summarizes the activity in the allowance for credit losses by our commercial and consumer portfolio segments.

	2015			2014
(in thousands)	Commercial	Consumer	Total	Commercial	Consumer	Total
Quarter ended June 30,
Balance, beginning of period	$19,679	157,437	177,116	26,015	186,874	212,889
Provision (reversal of provision) for credit losses	(810)	(3,391)	(4,201)	(484)	15,355	14,871
Interest income on certain impaired loans	—	(1,269)	(1,269)	—	(866)	(866)

Loan charge-offs	(67)	(11,964)	(12,031)	(301)	(19,177)	(19,478)
Loan recoveries	4	4,875	4,879	—	5,119	5,119
Net loan charge-offs	(63)	(7,089)	(7,152)	(301)	(14,058)	(14,359)
Balance, end of period	$18,806	145,688	164,494	25,230	187,305	212,535

Six months ended June 30,
Balance, beginning of period	$19,476	165,698	185,174	26,145	218,124	244,269
Provision (reversal of provision) for credit losses	(316)	(575)	(891)	(623)	8,551	7,928
Interest income on certain impaired loans	—	(2,349)	(2,349)	—	(1,959)	(1,959)

Loan charge-offs	(363)	(25,998)	(26,361)	(301)	(46,750)	(47,051)
Loan recoveries	9	8,912	8,921	9	9,339	9,348
Net loan charge-offs	(354)	(17,086)	(17,440)	(292)	(37,411)	(37,703)
Balance, end of period	$18,806	145,688	164,494	25,230	187,305	212,535
The following table disaggregates our allowance for credit losses and recorded investment in loans by impairment methodology.

	Allowance for credit losses			Recorded investment in loans
(in thousands)	Commercial	Consumer	Total	Commercial	Consumer	Total
June 30, 2015
Collectively evaluated (1)	$17,023	42,281	59,304	2,886,908	9,693,775	12,580,683
Individually evaluated (2)	1,783	103,407	105,190	11,742	512,264	524,006
Purchased credit-impaired (PCI) (3)	—	—	—	1,280	23,883	25,163
Total	$18,806	145,688	164,494	2,899,930	10,229,922	13,129,852
December 31, 2014
Collectively evaluated (1)	$17,535	53,999	71,534	3,172,418	9,218,652	12,391,070
Individually evaluated (2)	1,941	111,699	113,640	5,127	523,264	528,391
PCI (3)	—	—	—	2,120	27,696	29,816
Total	$19,476	165,698	185,174	3,179,665	9,769,612	12,949,277

(1)
Represents loans collectively evaluated for impairment in accordance with ASC 450-20, Loss Contingencies (formerly FAS 5), and pursuant to amendments by ASU 2010-20 regarding allowance for unimpaired loans.

(2)	Represents loans individually evaluated for impairment in accordance with ASC 310-10, Receivables (formerly FAS 114), and pursuant to amendments by ASU 2010-20 regarding allowance for impaired loans.

(3)
Represents the allowance and related loan carrying value determined in accordance with ASC 310-30, Receivables - Loans and Debt Securities Acquired with Deteriorated Credit Quality (formerly SOP 03-3) and pursuant to amendments by ASU 2010-20 regarding allowance for PCI loans.

Credit Quality
We monitor credit quality by evaluating various attributes and utilize such information in our evaluation of the appropriateness of the allowance for credit losses. The following sections provide the credit quality indicators we most closely monitor. The credit quality indicators are generally based on information as of our financial statement date, with the exception of updated Fair Isaac Corporation (FICO) scores and updated loan-to-value (LTV)/combined LTV (CLTV), which are obtained at least quarterly. Generally, these indicators are updated in the second month of each quarter, with updates no older than March 31, 2015.

COMMERCIAL CREDIT QUALITY INDICATORS In addition to monitoring commercial loan concentration risk, we manage a consistent process for assessing commercial loan credit quality. Generally commercial loans are subject to individual risk assessment using our internal borrower and collateral quality ratings. Our ratings are aligned to Pass and Criticized categories. The Criticized category includes Special Mention, Substandard, and Doubtful categories which are defined by bank regulatory agencies.
The table below provides a breakdown of outstanding commercial loans by risk category.

(in thousands)	Commercial and industrial	Secured by real estate	Total
June 30, 2015
By risk category:
Pass	$54,095	2,790,806	2,844,901
Criticized	199	54,830	55,029
Total commercial loans	$54,294	2,845,636	2,899,930
December 31, 2014
By risk category:
Pass	$58,559	3,099,896	3,158,455
Criticized	—	21,210	21,210
Total commercial loans	$58,559	3,121,106	3,179,665

The following table provides past due information for commercial loans, which we monitor as part of our credit risk management practices.

(in thousands)	Commercial and industrial	Secured by real estate	Total
June 30, 2015
By delinquency status:
Current-29 days past due (DPD) and still accruing	$54,294	2,828,327	2,882,621
30-89 DPD and still accruing	—	6,905	6,905
90+ DPD and still accruing	—	—	—
Nonaccrual loans	—	10,404	10,404
Total commercial loans	$54,294	2,845,636	2,899,930
December 31, 2014
By delinquency status:
Current-29 DPD and still accruing	$58,559	3,112,991	3,171,550
30-89 DPD and still accruing	—	3,901	3,901
90+ DPD and still accruing	—	—	—
Nonaccrual loans	—	4,214	4,214
Total commercial loans	$58,559	3,121,106	3,179,665

CONSUMER CREDIT QUALITY INDICATORS We have various classes of consumer loans that present respective unique risks. Loan delinquency, FICO credit scores and LTV/CLTV for loan types are common credit quality indicators that we monitor and utilize in our evaluation of the appropriateness of the allowance for credit losses for the consumer portfolio segment.

The majority of our loss estimation techniques used for the allowance for credit losses rely on delinquency matrix models or delinquency roll rate models. Therefore, delinquency is an important indicator of credit quality and the establishment of our allowance for credit losses.
The following table provides the outstanding balances of our consumer portfolio by delinquency status.

(in thousands)	Real estate 1-4 family first mortgage	Real estate 1-4 family junior lien mortgage	Total
June 30, 2015
By delinquency status:
Current-29 DPD	$8,485,742	1,495,461	9,981,203
30-59 DPD	37,167	19,833	57,000
60-89 DPD	19,392	11,595	30,987
90-119 DPD	10,334	7,300	17,634
120-179 DPD	20,789	6,885	27,674
180+ DPD	106,814	22,643	129,457
Remaining PCI accounting adjustments	(11,384)	(2,649)	(14,033)
Total consumer loans	$8,668,854	1,561,068	10,229,922
December 31, 2014
By delinquency status:
Current-29 DPD	$7,819,624	1,670,204	9,489,828
30-59 DPD	43,991	22,639	66,630
60-89 DPD	24,190	13,360	37,550
90-119 DPD	12,856	8,049	20,905
120-179 DPD	19,552	10,351	29,903
180+ DPD	114,508	23,907	138,415
Remaining PCI accounting adjustments	(11,427)	(2,192)	(13,619)
Total consumer loans	$8,023,294	1,746,318	9,769,612

The following table provides a breakdown of our consumer portfolio by updated FICO. We obtain FICO scores at loan origination and the scores are updated at least quarterly. FICO is not available for certain loan types and may not be obtained if we deem it unnecessary due to strong collateral and other borrower attributes.

(in thousands)	Real estate 1-4 family first mortgage	Real estate 1-4 family junior lien mortgage	Total
June 30, 2015
By updated FICO:
< 600	$320,123	178,393	498,516
600-639	230,357	118,994	349,351
640-679	454,565	191,949	646,514
680-719	884,827	264,718	1,149,545
720-759	1,476,474	306,710	1,783,184
760-799	3,550,966	317,125	3,868,091
800+	1,674,878	167,218	1,842,096
No FICO available	88,048	18,610	106,658
Remaining PCI accounting adjustments	(11,384)	(2,649)	(14,033)
Total consumer loans	$8,668,854	1,561,068	10,229,922
December 31, 2014
By updated FICO:
< 600	$352,071	207,535	559,606
600-639	261,911	122,907	384,818
640-679	462,643	200,737	663,380
680-719	974,778	295,492	1,270,270
720-759	1,425,335	354,841	1,780,176
760-799	2,970,256	361,942	3,332,198
800+	1,498,996	184,976	1,683,972
No FICO available	88,731	20,080	108,811
Remaining PCI accounting adjustments	(11,427)	(2,192)	(13,619)
Total consumer loans	$8,023,294	1,746,318	9,769,612

LTV refers to the ratio comparing the loan’s unpaid principal balance to the property’s collateral value. CLTV refers to the combination of first mortgage and junior lien mortgage ratios. LTVs and CLTVs are updated quarterly using a cascade approach which first uses values provided by automated valuation models (AVMs) for the property. If an AVM is not available, then the value is estimated using the original appraised value adjusted by the change in Home Price Index (HPI) for the property location. If an HPI is not available, the original appraised value is used. The HPI value is normally the only method considered for high value properties, generally with an original value of $1 million or more, as the AVM values have proven less accurate for these properties.

The following table shows the most updated LTV and CLTV distribution of the real estate 1-4 family first and junior lien mortgage loan portfolios. We consider the trends in residential real estate markets as we monitor credit risk and establish our allowance for credit losses. In the event of a default, any loss should be limited to the portion of the loan amount in excess of the net realizable value of the underlying real estate collateral value. Certain loans do not have an LTV or CLTV primarily due to industry data availability and portfolios acquired from or serviced by other institutions.

(in thousands)	Real estate 1-4 family first mortgage by LTV	Real estate 1-4 family junior lien mortgage by CLTV	Total
June 30, 2015
By LTV/CLTV:
0-60%	$3,962,209	422,101	4,384,310
60.01-80%	3,667,991	385,418	4,053,409
80.01-100%	792,452	411,774	1,204,226
100.01-120% (1)	149,394	225,891	375,285
> 120% (1)	75,861	116,133	191,994
No LTV/CLTV available	32,331	2,400	34,731
Remaining PCI accounting adjustments	(11,384)	(2,649)	(14,033)
Total consumer loans	$8,668,854	1,561,068	10,229,922
December 31, 2014
By LTV/CLTV:
0-60%	$4,007,543	470,244	4,477,787
60.01-80%	2,958,255	445,892	3,404,147
80.01-100%	801,111	453,564	1,254,675
100.01-120% (1)	164,249	249,423	413,672
> 120% (1)	64,619	127,355	191,974
No LTV/CLTV available	38,944	2,032	40,976
Remaining PCI accounting adjustments	(11,427)	(2,192)	(13,619)
Total consumer loans	$8,023,294	1,746,318	9,769,612

(1)	Reflects total loan balances with LTV/CLTV amounts in excess of 100%. In the event of default, the loss content would generally be limited to only the amount in excess of 100% LTV/CLTV.

NONACCRUAL LOANS The following table provides loans on nonaccrual status. PCI loans are excluded from this table due to the existence of the accretable yield.

(in thousands)	Jun 30, 2015	Dec 31, 2014
Commercial:
Commercial and industrial	$—	—
Secured by real estate	10,404	4,214
Total commercial	10,404	4,214
Consumer:
Real estate 1-4 family first mortgage	224,674	236,859
Real estate 1-4 family junior lien mortgage	72,975	80,375
Total consumer	297,649	317,234
Total nonaccrual loans (excluding PCI)	$308,053	321,448

LOANS 90 DAYS OR MORE PAST DUE AND STILL ACCRUING Certain loans 90 days or more past due as to interest or principal are still accruing, because they are (1) well-secured and in the process of collection or (2) real estate 1-4 family mortgage loans exempt under regulatory rules from being classified as nonaccrual until later delinquency, usually 120 days past due. PCI loans of $4.0 million at June 30, 2015, and $4.9 million at December 31, 2014, are excluded from this disclosure even though they are 90 days or more contractually past due. These PCI loans are considered to be accruing because they continue to earn interest from accretable yield, independent of performance in accordance with their contractual terms.
The following table shows non-PCI loans 90 days or more past due and still accruing.

(in thousands)	Jun 30, 2015	Dec 31, 2014
Commercial:
Commercial and industrial	$—	—
Secured by real estate	—	—
Total commercial	—	—
Consumer:
Real estate 1-4 family first mortgage	5,395	6,020
Real estate 1-4 family junior lien mortgage	3,716	4,240
Total consumer	9,111	10,260
Total past due (excluding PCI)	$9,111	10,260

Impaired Loans The table below summarizes key information for impaired loans. Our impaired loans predominantly include loans on nonaccrual status in the commercial portfolio segment and loans modified in a TDR, whether on accrual or nonaccrual status. These impaired loans generally have estimated losses which are included in the allowance for credit losses. We have impaired loans with no allowance for credit losses when loss content has been previously recognized through charge-offs and we do not anticipate additional charge-offs or losses, or certain loans are currently performing in accordance with their terms and for which no loss has been estimated. Impaired loans exclude PCI loans. The table below includes trial modifications that totaled $15.5 million at June 30, 2015, and $15.1 million at December 31, 2014.

		Recorded investment
(in thousands)	Unpaid principal balance	Impaired loans	Impaired loans with related allowance for credit losses	Related allowance for credit losses
June 30, 2015
Commercial:
Commercial and industrial	$—	—	—	—
Secured by real estate	13,954	11,742	11,742	1,783
Total commercial	13,954	11,742	11,742	1,783
Consumer:
Real estate 1-4 family first mortgage	472,761	391,683	153,614	63,933
Real estate 1-4 family junior lien mortgage	134,827	120,581	81,893	39,474
Total consumer	607,588	512,264	235,507	103,407
Total impaired loans (excluding PCI)	$621,542	524,006	247,249	105,190
December 31, 2014
Commercial:
Commercial and industrial	$—	—	—	—
Secured by real estate	7,391	5,127	5,127	1,941
Total commercial	7,391	5,127	5,127	1,941
Consumer:
Real estate 1-4 family first mortgage	483,084	397,858	283,549	68,589
Real estate 1-4 family junior lien mortgage	157,182	125,406	106,777	43,110
Total consumer	640,266	523,264	390,326	111,699
Total impaired loans (excluding PCI)	$647,657	528,391	395,453	113,640

The following table provides the average recorded investment in impaired loans and the amount of interest income recognized on impaired loans by portfolio segment and class.

	Quarter ended June 30,				Six months ended June 30,
	2015		2014		2015		2014
(in thousands)	Average recorded investment	Recognized interest income	Average recorded investment	Recognized interest income	Average recorded investment	Recognized interest income	Average recorded investment	Recognized interest income
Commercial:
Commercial and industrial	$—	—	—	—	—	—	—	—
Secured by real estate	7,711	36	6,771	179	6,853	77	7,451	182
Total commercial	7,711	36	6,771	179	6,853	77	7,451	182
Consumer:
Real estate 1-4 family first mortgage	394,137	5,931	402,663	5,671	394,921	11,502	403,610	10,906
Real estate 1-4 family junior lien mortgage	121,615	2,336	128,281	2,489	122,713	4,776	129,349	4,747
Total consumer	515,752	8,267	530,944	8,160	517,634	16,278	532,959	15,653
Total impaired loans	$523,463	8,303	537,715	8,339	524,487	16,355	540,410	15,835
Interest income:
Cash basis of accounting		$2,624		2,714		5,199		5,688
Other (1)		5,679		5,625		11,156		10,147
Total interest income		$8,303		8,339		16,355		15,835

(1)
Includes interest recognized on accruing TDRs and interest recognized related to the passage of time on certain impaired loans. See footnote 1 to the table of changes in the allowance for credit losses.

Troubled Debt Restructuring (TDRs) When, for economic or legal reasons related to a borrower’s financial difficulties, we grant a concession for other than an insignificant period of time to a borrower that we would not otherwise consider, the related loan is classified as a TDR. We do not consider any loans modified through a loan resolution such as foreclosure or short sale to be a TDR.
We may require some consumer borrowers experiencing financial difficulty to make trial payments generally for a period of three to four months, according to the terms of a planned permanent modification, to determine if they can perform according to those terms. These arrangements represent trial modifications, which we classify and account for as TDRs. While loans are in trial payment programs, their original terms are not considered modified and they continue to advance through delinquency status and accrue interest according to their original terms. The planned modifications for these arrangements predominantly involve interest rate reductions or other interest rate concessions, however, the exact concession type and resulting financial effect are usually not finalized and do not take effect until the loan is permanently modified. The trial period terms are developed in accordance with our proprietary programs or the U.S. Treasury’s Making Homes Affordable programs for real estate 1-4 family first lien (i.e. Home Affordable Modification Program - HAMP) and junior lien (i.e. Second Lien Modification Program - 2MP) mortgage loans.

At June 30, 2015, the loans in trial modification period were $7.7 million under HAMP, $803 thousand under 2MP and $7.0 million under proprietary programs, compared with $7.7 million, $1.3 million and $6.1 million at December 31, 2014, respectively. Trial modifications with a recorded investment of $6.2 million at June 30, 2015, and $6.8 million at December 31, 2014, were accruing loans and $9.3 million and $8.3 million, respectively, were nonaccruing loans. Our experience is that substantially all of the mortgages that enter a trial payment period program are successful in completing the program requirements and are then permanently modified at the end of the trial period. As previously discussed, our allowance process considers the impact of those modifications that are probable to occur including the associated credit cost and related re-default risk.
The following table summarizes our TDR modifications for the periods presented by primary modification type and includes the financial effects of these modifications. For those loans that may be modified more than once, the table reflects each modification that occurred during the period. Loans that both modify and resolve within the period, as well as changes in recorded investment during the period for loans modified in prior periods, are not included in the table.

	Primary modification type (1)				Financial effects of modifications
(in thousands)	Principal (2)	Interest rate reduction	Other concessions (3)	Total	Charge- offs (4)	Weighted average interest rate reduction	Recorded investment related to interest rate reduction (5)
Quarter ended June 30, 2015
Commercial:
Commercial and industrial	$—	—	—	—	—	—%	$—
Secured by real estate	—	—	1,501	1,501	—	—	—
Total commercial	—	—	1,501	1,501	—	—	—
Consumer:
Real estate 1-4 family first mortgage	2,413	4,648	5,486	12,547	340	3.54	6,288
Real estate 1-4 family junior lien mortgage	538	1,124	1,362	3,024	414	5.28	1,416
Trial modifications (6)	—	—	2,280	2,280	—	—	—
Total consumer	2,951	5,772	9,128	17,851	754	3.86	7,704
Total	$2,951	5,772	10,629	19,352	754	3.86%	$7,704
Quarter ended June 30, 2014
Commercial:
Commercial and industrial	$—	—	—	—	—	—%	$—
Secured by real estate	—	—	—	—	—	—	—
Total commercial	—	—	—	—	—	—	—
Consumer:
Real estate 1-4 family first mortgage	5,170	5,066	6,488	16,724	1,093	3.27	9,890
Real estate 1-4 family junior lien mortgage	964	1,094	2,491	4,549	743	5.93	2,014
Trial modifications (6)	—	—	1,053	1,053	—	—	—
Total consumer	6,134	6,160	10,032	22,326	1,836	3.72	11,904
Total	$6,134	6,160	10,032	22,326	1,836	3.72%	$11,904

	Primary modification type (1)				Financial effects of modifications
(in thousands)	Principal (2)	Interest rate reduction	Other concessions (3)	Total	Charge- offs (4)	Weighted average interest rate reduction	Recorded investment related to interest rate reduction (5)
Six months ended June 30, 2015
Commercial:
Commercial and industrial	$—	—	—	—	—	—%	$—
Secured by real estate	—	—	3,884	3,884	—	—	—
Total commercial	—	—	3,884	3,884	—	—	—
Consumer:
Real estate 1-4 family first mortgage	4,208	10,518	9,761	24,487	1,170	3.32	13,642
Real estate 1-4 family junior lien mortgage	697	2,275	2,842	5,814	932	5.29	2,658
Trial modifications (6)	—	—	1,984	1,984	—	—	—
Total consumer	4,905	12,793	14,587	32,285	2,102	3.64	16,300
Total	$4,905	12,793	18,471	36,169	2,102	3.64%	$16,300
Six months ended June 30, 2014
Commercial:
Commercial and industrial	$—	—	—	—	—	—%	$—
Secured by real estate	—	—	382	382	—	—	—
Total commercial	—	—	382	382	—	—	—
Consumer:
Real estate 1-4 family first mortgage	12,996	10,852	15,466	39,314	2,948	3.18	22,856
Real estate 1-4 family junior lien mortgage	1,904	3,037	3,685	8,626	1,872	5.10	4,746
Trial modifications (6)	—	—	(1,698)	(1,698)	—	—	—
Total consumer	14,900	13,889	17,453	46,242	4,820	3.51	27,602
Total	$14,900	13,889	17,835	46,624	4,820	3.51%	$27,602

(1)
Amounts represent the recorded investment in loans after recognizing the effects of the TDR, if any. TDRs with multiple types of concessions are presented only once in the table in the first category type based on the order presented. The reported amounts include loans remodified of $5.3 million and $6.2 million for the quarters ended June 30, 2015 and 2014, and $8.0 million and $13.0 million for the first half of 2015 and 2014, respectively.

(2)
Principal modifications include principal forgiveness at the time of the modification, contingent principal forgiveness granted over the life of the loan based on borrower performance, and principal that has been legally separated and deferred to the end of the loan, with a zero percent contractual interest rate.

(3)	Other concessions include loan renewals, term extensions and other interest and noninterest adjustments, but exclude modifications that also forgive principal and/or reduce the interest rate.

(4)
Charge-offs include write-downs of the investment in the loan in the period it is contractually modified. The amount of charge-off will differ from the modification terms if the loan has been charged down prior to the modification based on our policies. In addition, there may be cases where we have a charge-off/down with no legal principal modification. Modifications resulted in legally forgiving principal (actual, contingent or deferred) of $549 thousand and $1.3 million for the quarters ended June 30, 2015 and 2014, and $1.2 million and $3.3 million for the first half of 2015 and 2014 respectively.

(5)	Reflects the effect of reduced interest rates to loans with a principal or interest rate reduction primary modification type.

(6)
Trial modifications are granted a delay in payments due under the original terms during the trial payment period. However, these loans continue to advance through delinquency status and accrue interest according to their original terms. Any subsequent permanent modification generally includes interest rate related concessions; however, the exact concession type and resulting financial effect are usually not known until the loan is permanently modified. Trial modifications for the period are presented net of previously reported trial modifications that became permanent in the current period.

The table below summarizes permanent modification TDRs that have defaulted in the current period within 12 months of their permanent modification date. We report these defaulted TDRs based on a payment default definition of 90 days past due for the commercial portfolio segment and 60 days past due for the consumer portfolio segment.

	Recorded investment of defaults
	Quarter ended June 30,		Six months ended June 30,
(in thousands)	2015	2014	2015	2014
Commercial:
Commercial and industrial	$—	—	—	—
Secured by real estate	—	—	—	186
Total commercial	—	—	—	186
Consumer:
Real estate 1-4 family first mortgage	902	1,333	2,467	1,656
Real estate 1-4 family junior lien mortgage	165	1,246	431	1,491
Total consumer	1,067	2,579	2,898	3,147
Total	$1,067	2,579	2,898	3,333

Note 3: Fair Values of Assets and Liabilities

We use fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. We did not elect the fair value option for any financial instruments as permitted in FASB ASC 825, Financial Instruments, which allows companies to elect to carry certain financial instruments at fair value with corresponding changes in fair value reported in the results of operations. As of June 30, 2015 and December 31, 2014, assets measured at fair value on a nonrecurring basis were less than 1 percent of total assets. See Note 1 (Summary of Significant Accounting Policies) in our 2014 Form 10-K for additional information about our fair value measurement policies and methods.

Disclosures about Fair Value of Financial Instruments The table below is a summary of fair value estimates by level for financial instruments. The carrying amounts in the following table are recorded in the balance sheet under the indicated captions.
We have not included assets and liabilities that are not financial instruments in our disclosure, such as other assets and other liabilities. The total of the fair value calculations presented does not represent, and should not be construed to represent, the underlying value of the Company.

	Carrying amount	Estimated fair value
(in thousands)		Level 1	Level 2	Level 3	Total
June 30, 2015
Financial assets
Cash and cash equivalents (1)	$—	—	—	—	—
Loans, net (2)	12,965,971	—	—	13,714,649	13,714,649

Financial liabilities
Line of credit with Bank (1)	706,199	—	—	706,199	706,199
December 31, 2014
Financial assets
Cash and cash equivalents (1)	$—	—	—	—	—
Loans, net (2)	12,764,840	—	—	13,721,645	13,721,645

Financial liabilities
Line of credit with Bank (1)	496,692	—	—	496,692	496,692

(1)	Amounts consist of financial instruments in which carrying value approximates fair value.

(2)	Carrying amount reflects net discount and allowance for loan losses.

Note 4: Common and Preferred Stock

The Company has authorized preferred and common stock. The following table provides details of common and preferred stock.

			June 30, 2015 and December 31, 2014
	Liquidation preference per share	Shares authorized	Shares issued and outstanding	Par value per share	Carrying value
Preferred stock:
Series A
6.375%, Cumulative, Perpetual Series A Preferred Stock	$25	11,000,000	11,000,000	$0.01	110,000
Series B
$85 Annual Dividend Per Share, Cumulative, Perpetual Series B Preferred Stock	1,000	1,000	667	0.01	7
Common stock (1)		100,000,000	12,900,000	0.01	129,000
Total		111,001,000	23,900,667		$239,007
(1) All common share and per share disclosures reflect the 20,000-for-one stock split of the common shares effected in the form of a stock dividend of 19,999 common shares issued for each common share outstanding, paid on June 1, 2015.

In the event that the Company is liquidated or dissolved, the holders of the Series A and Series B preferred stock will be entitled to a liquidation preference for each security plus any authorized, declared, but unpaid dividends and any accumulated but unpaid dividends that will be paid prior to any payments to common stockholders. With respect to the payment of dividends and liquidation preference, the Series A preferred stock ranks on parity with Series B preferred stock and senior to the Company’s common stock.
Additional information related to Series A and B preferred stock is included in Note 5 (Common and Preferred Stock) to Financial Statements in our 2014 Form 10-K.

Note 5: Transactions With Related Parties

The Company engages in various transactions and agreements with affiliated parties in the ordinary course of business. Due to the nature of common ownership of the Company and the affiliated parties by Wells Fargo, these transactions and agreements could differ from those conducted with unaffiliated parties. The principal items related to transactions with affiliated parties included in the accompanying statement of income and balance sheet are described in the table and narrative below.

	Quarter ended June 30,		Six months ended June 30,
(in thousands)	2015	2014	2015	2014
Income statement data
Interest income:
Accretion and amortization of adjustments on loans	$25,452	14,582	41,978	30,766
Interest on deposits	292	42	304	42
Total interest income	25,744	14,624	42,282	30,808
Pledge fees	318	—	318	—
Interest expense	31	157	267	760
Loan servicing costs	8,704	7,582	17,524	15,557
Management fees	2,749	750	5,457	1,459

(in thousands)	Jun 30, 2015	Dec 31, 2014
Balance sheet related data
Loan acquisitions (year-to-date) (1)	$1,700,667	2,566,372
Loan sales (year-to-date)	(6,534)	(23,496)
Pledged loans (carrying value) (2)	3,326,925	—
Foreclosed asset sales (year-to-date)	(5,560)	(14,971)
Line of credit with Bank	706,199	496,692
Accounts receivable - affiliates, net	79,656	54,424

(1)	Includes accrued interest, see Note 2 (Loans and Allowance for Credit Losses) for additional details.

(2)	The fair value of pledged loans was approximately $3.5 billion at June 30, 2015.

Loans We acquire and sell loans to and from the Bank. The acquisitions and sales are transacted at fair value resulting in acquisition discounts and premiums or gains and losses on sales. The net acquisition discount accretion is reported within interest income. Gains or losses on sales of loans are included within noninterest income.
We may pledge our loans in an aggregate amount not exceeding 80% of our total assets at any time as collateral on behalf of the Bank for the Bank’s access to secured borrowing facilities through the Federal Home Loan Banks or the discount window of Federal Reserve Banks. In exchange for the pledge of our loan assets, the Bank will pay us a fee that is consistent with market terms. Such fee may be renegotiated by us and the Bank from time to time.
Loan Servicing Costs The loans in our portfolio are predominantly serviced by the Bank pursuant to the terms of participation and servicing and assignment agreements. In some instances, the Bank has delegated servicing responsibility to third parties that are not affiliated with us or the Bank. Depending on the loan type, the monthly servicing fee charges are based in part on (a) outstanding principal balances, (b) a flat fee per month, or (c) a total loan commitment amount.
Management Fees We pay the Bank a management fee to reimburse for general overhead expenses, including allocations of technology support and a combination of finance and accounting, risk management and other general overhead expenses incurred on our behalf. Management fees are calculated based on Wells Fargo’s total allocable costs multiplied by a formula. The formula is based on our proportion of Wells Fargo’s consolidated: 1) full-time equivalent employees, 2) total average assets and 3) total revenue.
Deposits Interest income earned on deposits is included in interest income. Our cash management process includes applying operating cash flows to reduce any outstanding balance on our line of credit with the Bank. Operating cash flows are settled through our affiliate accounts receivable/payable process. Upon settlement cash received is either applied to reduce our line of credit outstanding or retained as a deposit with the Bank.
Foreclosed Assets We sell foreclosed assets back to the Bank from time to time at estimated fair value.
Line of Credit We have a revolving line of credit with the Bank, pursuant to which we can borrow up to $1.2 billion at a rate of interest equal to the average federal funds rate plus 12.5 basis points (0.125%).
Accounts Receivable - Affiliates, Net Accounts receivable from or payable to the Bank or its affiliates result from intercompany transactions which include net loan pay-

downs, interest receipts, and other transactions, including those transactions noted herein, which have not yet settled.

PART II - OTHER INFORMATION

Item 1.    Legal Proceedings

WFREIC is not currently involved in nor, to our knowledge, currently threatened with any material litigation. From time to time we may become involved in routine litigation arising in the ordinary course of business. We do not believe that the eventual outcome of any such routine litigation will, in the aggregate, have a material adverse effect on our financial statements. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, could be material to our financial statements for any particular period.

Item 1A.    Risk Factors

Information in response to this item can be found under the “Risk Factors” section in this Report which information is incorporated by reference into this item.

Item 2.    Unregistered Sales of Equity Securities and Use of Proceeds

Information required by this Item 2 pursuant to Item 703 of Regulation S-K regarding issuer repurchases of equity securities is not applicable since we do not have a program providing for the repurchase of our securities.

Item 6.    Exhibits

A list of exhibits to this Form 10-Q is set forth on the Exhibit Index immediately preceding such exhibits and is incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wells Fargo Real Estate Investment Corporation

By:	/s/ RICHARD D. LEVY
Richard D. Levy Executive Vice President and Controller (Principal Accounting Officer)
Date: August 6, 2015

EXHIBIT INDEX

Exhibit No.	Description	Location

(3)(a)	Amended and Restated Certificate of Incorporation.	Incorporated by reference to Exhibit 3(a) to WFREIC’s Annual Report on Form 10-K for the year ended December 31, 2014.

(3)(b)	Bylaws.	Incorporated by reference to Exhibit 3.3 to WFREIC’s Registration Statement on Form S-11 No. 333-198948.

(12)	Computations of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends.	Filed herewith.

(31)(a)	Certification of principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.

(31)(b)	Certification of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.

(32)(a)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.

(32)(b)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.

(101.Ins)	XBRL Instance Document	Filed herewith.

(101.Sch)	XBRL Taxonomy Extension Schema Document	Filed herewith.

(101.Cal)	XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith.

(101.Lab)	XBRL Taxonomy Extension Label Linkbase Document	Filed herewith.

(101.Pre)	XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith.

(101.Def)	XBRL Taxonomy Extension Definitions Linkbase Document	Filed herewith.